UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

 THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

 SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-111863

Internacional de Cerámica, S.A. de C.V.

(Exact name of registrant as specified in its charter)

  Ceramics International, Inc.                                     United Mexican States

(Translation of Registrant's name into English)                                                               (Jurisdiction of incorporation or organization)

Ave. Carlos Pacheco 7200

Chihuahua, Chih., México

52.614.429.1127

(Address, including zip code, and telephone number, include area code, of registrant's principal executive offices)

American Depositary Shares (consisting of five Limited Voting Units)

Limited Voting Units (consisting of one Series D and one Series L Share)

Series D Shares, without par value

Series L Shares, without par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	☐	Rule 12h-3(b) (1) (i)	☐
Rule 12g-4(a) (1) (ii)	☐	Rule 12h-3(b) (1) (ii)	☐
Rule 12g-4(a) (2) (i)	☒	Rule 12h-3(b) (2) (i)	☐
Rule 12g-4(a) (2) (ii)	☐	Rule 12h-3(b) (2) (ii)	☒
		Rule 15d-6	☒

Approximate number of holders of record as of the certificate or notice date: 263

Pursuant to the requirements of the Securities Exchange Act of 1934, Internacional de Cerámica, S.A. de C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Internacional de Cerámica, S.A. de C.V.

         By:                      Jesus Olivas Corral

 Name:                 Jesus Olivas Corral

Title:                    Chief Financial Officer

Date: February 2, 2005